                                                                  EXHIBIT (a)(4)


FROM:     F. William Conner, President and Chief Executive Officer
SUBJECT:  OFFER TO EXCHANGE OPTIONS
DATE:     June 19, 2001

IMPORTANT NEWS -- Please read immediately and take action before 9 p.m. PDT on
                  JULY 27, 2001!

     The Board of Directors has adopted resolutions approving the offering to all eligible employees who hold stock options under the Entrust, Inc. Amended and Restated 1996 Stock Incentive Plan, as amended (the "1996 Plan") or the Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan (the "1999 Plan") the opportunity to exchange their outstanding stock options for options exercisable at the closing Nasdaq price on the new option grant date, which we expect to be January 31, 2002. Entrust, Inc. ("Entrust," also referenced herein as "us," "we" and "our") is making the offer upon the terms and conditions described in (i) the Offer to Exchange; (ii) this memorandum; (iii) the Election Form; and (iv) the Notice to Withdraw from the Offer. This offer expires at 9:00 p.m. Pacific Daylight Time on July 27, 2001.

     If you elect to participate in this exchange, your existing unexercised stock option (the "Old Option") will be cancelled and you will receive a promise to issue a New Option (the "New Option"). If your Old Option has an exercise price of less than $50 per share, the New Option will be for the same number of shares (split-adjusted) as your Old Option, less any exercised shares. If your Old Option has an exercise price of $50 per share or more, the New Option will be for half the number of shares (split-adjusted) as your Old Option, less any exercised shares (that is, you will receive a replacement option covering one share for every two shares that are cancelled). The New Option will be substantially similar in terms and conditions as the Old Option and will be granted under the terms of the 1999 Plan. This offer may be accepted or rejected as to each grant or none of your grants. There must be strict adherence to the following rules:

THE NEW OPTION

1. All grants cancelled pursuant to this program are eligible to be exchanged for New Options.

2. For residents of the United States and the United Kingdom who are not subject to the tax laws of Canada, the New Option will be priced at the closing price of Entrust common stock on Nasdaq on the day we grant the New Option, which is expected to be January 31, 2002. For participants who are residents of Canada for tax purposes, the exercise price may be higher.

       If Entrust is acquired by another company, then the new stock options you receive could be for the purchase of the acquirer's stock (as opposed to Entrust's), with an exercise price equal to the fair market value of such acquirer's stock on the date of grant (the exercise price may be higher for participants who are residents of Canada for tax purposes), which is expected to be January 31, 2002.

       The price of new options may be higher, or lower, or the same as the exercise price on your option to be cancelled.

       THERE IS A POSSIBILITY THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS, RESULTING IN A LOSS OF SOME STOCK OPTION BENEFIT.

3. The New Option will be vested in accordance with the vesting schedule of the Old Option.

4. If your employment with the Company terminates voluntarily OR involuntarily for any reason prior to January 31, 2002, you will not receive a New Option. Unless otherwise expressly provided in your employment agreement or the applicable laws of a non-U.S. jurisdiction, your employment with Entrust will remain "at-will" and can be terminated by you or Entrust at any time, with or without cause or notice.

5.  All other rules of the 1999 Plan will be applied.

ELIGIBLE GRANTS AND OPTION CANCELLATION RULES

1. All option grants held by eligible employees granted under the 1996 Plan or the 1999 Plan are eligible for consideration for the New Option assuming your election is received by 9:00 p.m. Pacific Daylight Time on July 27, 2001 or, if we have extended the offer, by the new expiration of the offer.

2. Any of your outstanding, unexercised options may be tendered for exchange and cancelled pursuant to the offer. If you elect to tender any options within a stock option grant for exchange, the option grant must be tendered in its entirety and the entire grant will be cancelled.

3. If a decision is made to tender a grant for exchange, all grants issued since January 30, 2001 (within the six months prior to the cancellation) must also be tendered for exchange. All cancelled grants will be replaced with a promise to issue a New Option at least six months and one day from the date the Old Options are cancelled (a "Promise to Grant Stock Option(s)"). We expect to grant New Options on January 31, 2002, unless we have to change the grant date because the offer was extended beyond its original expiration date.

4. Individuals tendering a grant for exchange pursuant to this program will not be eligible for additional grants until after January 31, 2002. In lieu thereof, the Company may issue additional Promises To Grant Stock Option(s).

5. Once your Old Options are cancelled, you will not be able to exercise your Old Options, even if your employment terminates (for any reason) and you will not receive a New Option.

6.  All New Options will be nonstatutory stock options.

7.  All rights to cancelled grants will be irrevocably forfeited.

     THIS OFFER IS NOT A GUARANTY OF EMPLOYMENT FOR ANY PERIOD. UNLESS OTHERWISE EXPRESSLY PROVIDED IN YOUR EMPLOYMENT AGREEMENT OR THE APPLICABLE LAWS OF A NON-U.S. JURISDICTION, YOUR EMPLOYMENT WITH THE COMPANY REMAINS "AT WILL" AND MAY BE TERMINATED AT ANY TIME BY EITHER YOU OR THE COMPANY, WITH OR WITHOUT CAUSE OR NOTICE.

     All eligible option holders must complete an Entrust, Inc. Offer to Exchange Options Election Form ("Election Form") and hand deliver or fax a signed copy to Jeff Bearrows, Vice President, Human Resources at (972) 943-7360, no later than 9:00 p.m. Pacific Daylight Time on July 27, 2001. You are required to make your election to "accept" the exchange agreement and identify the option grant(s) being cancelled if you wish to participate.

     Entrust intends to e-mail a confirmation of receipt to you within 2 business days of receiving your Election Form. This will merely be a confirmation that we have received your Election Form; your options will not be cancelled until July 30, 2001, which is the business day following the expiration of the Offer.

     IF YOUR ELECTION IS RECEIVED AFTER 9:00 P.M. PACIFIC DAYLIGHT TIME ON JULY 27, 2001, IT WILL NOT BE ACCEPTED AND YOU WILL BE CONSIDERED TO HAVE DECLINED TO ACCEPT THE EXCHANGE OFFER.

     You will receive shortly a more detailed document, entitled the Offer to Exchange Certain Outstanding Options for New Options (generally referred to as the "Offer to Exchange"), explaining the program in greater detail. In the meantime, below are the answers to some Frequently Asked Questions ("FAQ's") regarding the offer, which you should read.

                         "FREQUENTLY ASKED QUESTIONS"

     The following are answers to some of the questions that you may have about this offer (sometimes referred to as the "offer" or the "program"). We urge you to read carefully the Offer to Exchange, the Election Form and the Notice to Withdraw from the Offer because the information in this memorandum and FAQ is not complete, and additional important information is contained in the Offer to Exchange, the Election Form and the Notice to Withdraw from the Offer.

GENERAL QUESTIONS ABOUT THE PROGRAM
-----------------------------------

1.   What securities is the Company offering to exchange?

     We are offering to exchange all outstanding and unexercised Entrust, Inc. stock options granted pursuant to the Entrust, Inc. Amended and Restated 1996 Stock Incentive Plan, as amended (the "1996 Plan") and the Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan (the "1999 Plan") held by eligible employees for New Options under the 1999 Plan. Stock options granted pursuant to the enCommerce 1997 Stock Option Plan are not eligible to be exchanged and
                                             ---
the terms, price and tax consequences of these options will not be affected in any way, nore will shares issued under the Employee Stock Purchase Plan be affected in any way.

2.   Why is the Company making the offer to exchange?

     We implemented the offer to exchange because a considerable number of employees have stock options, whether or not they are currently exercisable, that are priced significantly above our current and recent trading prices. We believe these options are unlikely to be exercised in the foreseeable future. This program is voluntary and will allow employees to choose whether to keep their current stock options at their current exercise price, or to cancel those options in exchange for a New Option to be granted on a date at least six months and one day from the date we cancel the tendered options (the "New Option Grant Date"). We expect the New Option Grant Date to be January 31, 2002. It is hoped that this program will ameliorate the current underwater options issue, but this cannot be guaranteed considering the ever-present risks associated with a volatile and unpredictable stock market. By making this offer to exchange outstanding options for New Options that will generally have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

3.   Who is eligible?

     With the exception of any member of Entrust's Board of Directors and employees who are considered officers for the purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (listed in Schedule A to the Offer to Exchange), all employees who are either residents of the United States, Canada or the United Kingdom or work for Entrust's subsidiaries in those countries are eligible, if they are subject solely to the tax laws in those countries. You must be an employee as of June 19, 2001, the date this offer commences, and remain an employee as of the date the options are cancelled in order to participate in this offer. In order to receive a new grant, you must remain an eligible employee as of the New Option Grant Date. You are reminded that unless expressly provided in your employment agreement or the applicable laws of a non-U.S. jurisdiction, your employment with Entrust will remain "at-will" and can be terminated by you or Entrust at any time, with or without cause or notice.

     Participation in the exchange offer is strictly voluntary.
     ---------------------------------------------------------

4.   Will employees outside the United States be eligible to participate?

     Only certain employees outside the United States are eligible to participate. If you do not live or work in the United States, Canada or the United Kingdom or if you are subject to the tax laws of any countries other than the United States, Canada or the United Kingdom, you are not eligible to
                                                         ---
participate in the offer.

     If you are a resident of the United Kingdom, in order to accept the new option, you must execute and deliver an Inland Revenue approved joint election under which you agree to assume responsibility for the entirety of the employer's (Secondary) Class 1 National Insurance contributions charges which may apply. If you do not execute such a joint election, your new option will be null and void.

5.   How does the exchange work?

     The offer to exchange will require an employee to make a voluntary, irrevocable election to cancel outstanding stock options by 9:00 p.m. Pacific
-----------
Daylight Time on July 27, 2001 (unless we extend the offer), in exchange for either a one-for-one (old to new) grant of a New Option or a two-for-one (old to new) grant of a New Option to be issued on the New Option Grant Date, which we expect to be on January 31, 2002, and priced at Entrust's closing market price on that date (the new option price may be higher for participants who are residents of Canada for tax purposes), or, if applicable, the closing market price of a successor of Entrust. You will receive a one-for-one exchange if the exercise price of your Old Option is less than $50 per share. If the exercise price of your Old Option is $50 per share or more, you will have to exchange two Old Options for each New Option you receive. Such New Options will retain the original vesting schedule of the cancelled options and be subject to the terms and conditions of the 1999 Plan. To participate, employees must cancel any and all Entrust options granted from January 30, 2001 to July 30, 2001; but may choose to cancel some, all, or none of their options if granted prior to January
------
30, 2001.

6.   What do I need to do to participate in the offer to exchange?

     To participate, you must complete the Election Form, sign and date it, and ensure that Jeff Bearrows in Human Resources receives it no later than 9:00 p.m. Pacific Daylight Time on July 27, 2001. You can return your form either by fax at (972) 943-7360 to Jeff Bearrows, or you may hand deliver it to Jeff Bearrows at Entrust, Inc. One Preston Park South, Suite 400, 4975 Preston Park Boulevard, Plano, TX 75093, USA.

7.   Is this a repricing?

     This is not a stock option repricing in the traditional sense. Under a traditional stock option repricing, an employee's current options would be immediately repriced and Entrust would have a variable accounting charge against earnings.

8. Why can't Entrust just reprice my options, as I have seen done at other companies?

     In 1998, the Financial Accounting Standards Board adopted unfavorable accounting charge consequences for companies that reprice options. If we were to simply reprice options, the company's potential for profitability in the future would be in serious jeopardy, as we would be required to take a charge against earnings on any future appreciation of the repriced options.

9.   Why can't I just be granted additional options?

     Because of the large number of underwater options currently outstanding at Entrust, a total grant of additional options would have severe negative impact on Entrust's dilution, outstanding shares and earnings per share. Additionally, Entrust has a limited pool of options that it is allowed to grant per calendar year, without stockholder approval, and therefore our current reserves must be conserved for new hires and ongoing grants.

10.  Wouldn't it be easier to just quit Entrust and then get rehired?

     This is not an alternative for us because this would be treated the same as a repricing if the rehire and resulting re-grant are within six months of the option cancellation date. Again, such a repricing would cause Entrust to incur a variable accounting charge against earnings. In addition, by leaving Entrust and being rehired later, an employee would not receive credit for prior service for vesting purposes.

11.  If I participate, what will happen to my current options?

     Options designated to be exchanged under this program will be cancelled on July 30, 2001, unless we extend the offer. If we extend the offer, options designated to be exchanged will be cancelled on the first business day following the expiration of the offer.

12.  What is the deadline to elect to exchange and how do I elect to exchange?

      The deadline to participate in this program is 9:00 p.m. Pacific Daylight Time on July 27, 2001, unless we extend the offer. This means that Jeff Bearrows in Human Resources must have your form in his hands before that time. We have no plans to extend the offer, but if it is extended, you will be notified. We reserve the right to reject any or all options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn, subject to our rights to extend, terminate and amend the offer.

13.  What will happen if I do not turn in my form by the deadline?

     If you do not turn in your Election Form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and subject to their original terms.

14.  During what period of time may I withdraw previously elected options?

      You may withdraw the options you have elected for exchange at any time before 9:00 p.m., Pacific Daylight Time, on July 27, 2001. To withdraw options elected for exchange, you must submit a Notice to Withdraw from the Offer to Jeff Bearrows by 9:00 p.m. Pacific Daylight Time on July 27, 2001. Please note that your submission of a Notice to Withdraw from the Offer will withdraw all your old options from the offer. If you only wish to withdraw some of your options from this offer, please see Question & Answer 15, below. Once you have withdrawn your election to exchange options, you may re-elect to exchange options only by again following the delivery procedures described in the Instructions to the Election Form. If we extend this offer, you may withdraw your previously elected options until the new expiration of the offer.

15.  May I change my mind about which options I want to tender for exchange?

      Yes, you may change your election at any time before the offer expires. In order to change your election, you must properly fill out, sign and date a new Election Form and deliver it to Jeff Bearrows by hand delivery or by fax to
(972) 943-7360 by 9:00 p.m. Pacific Daylight Time on July 27, 2001. Once you have done this, your previous Election Form will be disregarded. If we extend this offer, you may change your election until the new expiration of the offer.

16.  Am I eligible to receive future grants if I participate in this exchange?

     Not until after the replacement grants have been granted. Because of the accounting limitations, participants in this program are ineligible to receive any additional stock option grants until after the New Option Grant Date, which is expected to be January 31, 2002. In lieu thereof, the Company may issue additional Promises To Grant Stock Option(s).

17. Will I have to pay taxes as a consequence of my participation in this exchange?

     Neither the cancellation of your options nor your receipt of a replacement option should give rise to a taxable event for you, but we recommend that you consult with your own tax advisor to determine if there are any tax consequences to tendering options for exchange that will apply to you. If you exchange your current options for New Options, you generally will not be required under current law to recognize income for U.S. federal income tax purposes or, if you are working outside of the United States, for income tax purposes of the country in which you reside, at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange in the United States. Further, at the date of grant of the New Options, you generally will not be required under current law to recognize income for U.S. federal income tax purposes or, if you are working outside of the United States, for income tax purposes of the country in which you reside. The grant of options is not recognized as taxable income in the United States.

     If you are a resident of the United Kingdom, you must execute and deliver an Inland Revenue approved joint election under which you agree to assume responsibility for the entirety of the employer's (Secondary) Class 1 National Insurance contributions charges which may apply. If you do not execute such a joint election, your new option will be null and void. Please see Section 16 of the Offer to Exchange for more details.

     For employees residing both in and outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social insurance consequences of electing to exchange options pursuant to the offer. All employees are strongly urged to read the Offer to Exchange for an additional discussion of the potential tax consequences.

18.  How should I decide whether or not to participate?

     We understand that this will be a challenging decision for all employees. The program does carry considerable risk, and there are no guarantees of our future stock performance. Therefore, the decision to participate must be each individual employee's personal decision.

19.  What does the Company and its board of directors think of the offer?

     Although our board of directors has approved the making of this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options. Our board of directors and Section 16(b) officers are not eligible to participate in the offer .

20. What if I leave Entrust between the date my options are cancelled and the date the New Options are granted?

     You will have forfeited the options tendered and accepted for exchange and you will receive no New Options. Once the offer to exchange expires (at 9:00 p.m. Pacific Daylight Time on July 27, 2001, unless otherwise extended), your election to tender your options is not revocable. Therefore, if you leave Entrust or one of its subsidiaries (or a successor of Entrust) voluntarily, or are terminated with or without cause or as part of a reduction in force, or for any other reason, before your New Option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the New Option that would have been issued on the New Option Grant Date. THEREFORE, IF YOU DO NOT REMAIN AN ELIGIBLE EMPLOYEE ON THE NEW OPTION GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS ELECTED TO BE EXCHANGED IF YOU DO NOT REMAIN AN ELIGIBLE EMPLOYEE ON THE NEW OPTION GRANT DATE (EXPECTED TO BE JANUARY 31,
2002).

SPECIFIC QUESTIONS ABOUT THE CANCELLED OPTIONS
----------------------------------------------

21.   Which options can be cancelled?

      If you are eligible and elect to participate in this offer, you may opt to cancel one or more options granted under the 1996 Plan or the 1999 Plan. If you elect to cancel one or more options, you are required to cancel all options granted to you on or after January 30, 2001.

22.  Can I choose which options I want to cancel, if I have multiple options?

      You may choose to cancel one or more options. It is up to you to pick which options, if any, you would like to tender for exchange. However, if you wish to participate in this program, you are required to cancel all options granted to you on or after January 30, 2001.

23. Can I cancel the remaining portion of an option that I have already partially exercised?

      Yes, any remaining outstanding, unexercised portion of an option can be cancelled. The New Option will be on either a one-for-one basis (for Old Options with an exercise price per share of less than $50) or two-for-one basis (for Old Options with an exercise price per share of $50 or more) but only in replacement of the portion of the option cancelled.

24.   Can I select which portion of an option to cancel?

      No, we cannot partially cancel an outstanding option. The remaining unexercised portion of an option must either be exchanged in full or not exchanged.

25. If I choose to participate, what will happen to my options that will be cancelled?

     If you elect to participate in this program, then on July 30, 2001, or as soon as we can after that, we will cancel all of your outstanding options that were granted since January 30, 2001, plus any others that you elected to cancel. You will not have a right to be granted any further options from us until the New Option Grant Date, when your New Options will be issued.

SPECIFIC QUESTIONS ABOUT THE REPLACEMENT OPTIONS
-------------------------------------------------

26.  What will be my New Option share amount?

     Employees who participate in this program will receive a new replacement stock option on the New Option Grant Date. The number of shares subject to your New Option will depend on the exercise price of the options cancelled. If the exercise price of your Old Option was less than $50 per share, you will receive a new stock option to purchase the same number of shares cancelled under the old stock option. If the exercise price of your Old Option was $50 per share or more, you will receive a new stock option to purchase one-half (1/2) the number of shares cancelled under the old stock option. Each New Option will be granted under 1999 Plan pursuant to a New Option agreement between you and us.

27.  What will be the vesting schedule of my replacement options?

     The vesting schedule for all replacement options granted in this program will be exactly the same as the vesting schedule for the cancelled options. Therefore, no employee will lose nor gain vesting in the replacement option. Your option will continue to vest on the same schedule as your cancelled option as if your cancelled option was still in effect.

28.  What will be my New Option exercise price?

     If you are a resident of the United States or the United Kingdom and are not subject to the tax laws of Canada, the exercise price for the New Options, which will be granted on the New Option Grant Date, (expected to be January 31, 2002), will be the fair market value of our stock on the date of grant, which is defined as the last reported sales price of our common stock on the Nasdaq National Market on the date of grant, as reported in the print edition of The Wall Street Journal. If you are a resident of Canada for tax purposes, your New Option price may be higher, in order to preserve your ability to receive favorable tax treatment under Canadian tax law. If you are such a tax resident of Canada, the exercise price for the New Option, to be granted on the New Option Grant Date, will be the greater of (i) the fair market value of our stock on the date of grant and (ii) the fair market value of our stock on the date the tendered options are cancelled. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK, AMONG OTHER FACTORS YOU CONSIDER, BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

     If after the expiration of the offer but prior to the date of grant of the new options Entrust enters into a merger or other similar transaction whereby Entrust is acquired by another company, then the new stock options you receive could be for the purchase of the acquirer's stock (as opposed to Entrust's). If you live or work in the Untied States or the United Kingdom and are not subject to the tax laws of Canada, this new option will have an exercise price equal to the fair market value of such acquirer's stock on the New Option Grant Date. If you live or work in Canada, or are otherwise subject to the tax laws of Canada, this new option will have an exercise price equal to the greater of (i) the fair market value of such acquirer's stock on the date the new options are granted and (ii) the fair market value of such acquirer's common stock on the date the acquirer acquires Entrust.

29. What will be my New Option type, incentive stock option or nonstatutory stock option?

     Your New Option will be a nonstatutory stock option. Even if your Old Option was an incentive stock option, your New Option will be a nonstatutory stock option. Nonstatutory stock options often have less favorable tax treatment than incentive stock options. Please read the Offer to Exchange for information regarding the tax treatment of your options. In addition, we recommend that you consult your own tax advisor to determine the tax consequences of electing to exchange options pursuant to this offer.

30.  When will I receive my replacement options?

     We will grant the New Options on the New Option Grant Date which will be at least six months and one day after the cancellation of options tendered for exchange. If we cancel options elected for exchange on July 30, 2001, the first business day after the scheduled expiration date of the offer, the New Option Grant Date of the New Options will be January 31, 2002.

31. Why won't I receive my New Options immediately after the expiration date of the offer?

     If we were to grant the New Options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record a compensation expense against our earnings. By deferring the grant of the New Options for six months and one day, we believe we will not have to record such a compensation expense.

32.  What will be the terms and conditions of my replacement options?

     Your New Options will be subject to the terms and conditions of the 1999 Plan. The terms and conditions of 1999 Plan are described in the Offer to Exchange. As noted above, the vesting schedule for the New Option will be exactly the same as the cancelled option. The terms and conditions of these plans are described in the Offer to Exchange. For employees in the United Kingdom the terms of the New Options may be modified significantly and you should be aware of the modified terms before making your election to cancel the Old Options. Please see Section 16 of the Offer to Exchange for more details.

33.  Can I have some examples of how an offer to exchange might work?

Example 1
---------

     Assumptions:

     Your Hire Date: January 5, 2001

     Your Original Stock Option: 1,000 shares

     Your Original Stock Option Price: $65.00

     Your Original Vesting Schedule: 250 shares vest January 5, 2002, then monthly thereafter until fully vested in January 2005 or until termination of employment.

     Hypothetical Stock Price on New Options Grant Date, January 31, 2002: $30

     Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on July 30, 2001. On the New Option Grant Date, which would be January 31, 2002, we would grant you a New Option for 500 shares, and in this example using the purely hypothetical stock price of $30, your new exercise price would be $30. (Please note that since the exercise price per share of the Old Option was greater than $50, the New Option is for one-half the number of shares subject to the Old Option.) The vesting schedule for this New Option otherwise will be the same as for the prior option, and therefore you will have vested approximately 125 shares on January 31, 2002, then will vest monthly thereafter.

Example 2
---------

     Assumptions:

     Your Hire Date: December 10, 2000

     Your Original Stock Option: 1,000 shares

     Your Original Stock Option Price: $39.67

     Your Original Vesting Schedule: 250 shares vest December 10, 2001, then monthly thereafter until fully vested in December 2004 or until termination of employment.

     Hypothetical Stock Price on New Options Grant Date, January 31, 2002:
     $45.00

     Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on July 30, 2001. On the New Option Grant Date, we would grant you a New Option for 1,000 shares, and in this example using the purely hypothetical stock price of $45, your new exercise price would be $45. (Please note that this is higher than your original stock option price. Please also note that since the exercise price per share of the Old Option was less than $50, the New Option is for the same number of shares as the Old Option.) Because the original option would have accrued a total of 13 months' worth of vesting credit as of January 31, 2002, the New Option will also be 13 months vested as of January 31, 2002.

34. What happens if Entrust is acquired before the replacement options are granted?

     If we are acquired or involved in a similar transaction before the replacement options are granted, the surviving corporation would inherit our obligation to grant replacement options. The replacement options would still be granted on the new grant date, but they could be options to purchase the shares of the surviving corporation and the number of shares you receive will be adjusted. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. However, if you are subject to the tax laws of Canada, the exercise price of your new option would be equal to the greater of (i) the fair market value of such acquirer's stock on the date the new options are granted and (ii) the fair market value of such acquirer's common stock on the date the acquirer acquires Entrust

     You should be aware that if we are acquired or involved in a similar transaction, the surviving corporation may choose to make certain changes to the structure and nature of Entrust's business. These changes could include, among other things, terminating some of our employees. If you are terminated for this, or any other, reason before the replacement option is granted to you, you will not receive the replacement option, nor will you receive any other consideration for the options that were cancelled.

35. After the grant of the New Options, what happens if my options again end up underwater?

     We are conducting this offer only at this time, considering the unusual stock market conditions that have affected many companies throughout the country. This is therefore considered a one-time offer and is not expected to be offered again in the future. Since your stock options are generally valid for ten years from the date of initial grant, subject to continued employment, the price of our common stock may appreciate over the long term even if your options are underwater for some period of time after the grant date of the New Options. HOWEVER, WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE.

36.  What do I need to do to participate in the offer to exchange program?

     To participate, you must properly complete the Election Form, sign and date it, and ensure that Jeff Bearrows receives it no later than 9:00 p.m. Pacific Daylight Time on July 27, 2001 or, if we extend the offer, no later than the new expiration of the offer. You can return your form either by fax to (972) 943-7360, or hand deliver it to Jeff Bearrows, Entrust, Inc., One Preston Park South, Suite 400, 4975 Preston Park Boulevard, Plano, TX 75093, USA. If you need an additional copy of the Election Form, you may contact Jeff Bearrows at
(613) 270-2999 or at Internal outlook address "Option Exchange" or Internet e-mail address "option.exchange@entrust.com". The company will provide additional copies at no expense to you.